UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027480

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER 8-42712

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Korth & Company Limited Partnership

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 Virginia Street, Suite 104
(No. and Street)

Miami (City) FL (State) 33133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Korth 305-668-8485
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 N. Federal Highway, 4th Floor, Fort Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, James W. Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Korth & Company Limited Partnership, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

XIOMARA VILLAVERDE
Comm# DD0701020
Expires 8/1/2011
Florida Notary Assn., Inc

Signature

Manager General Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J. W. KORTH & COMPANY LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

AND INDEPENDENT AUDITORS' REPORT

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
*Certified Public Accountants and Consultants*

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2008

INDEPENDENT AUDITORS' REPORT

General and Limited Partners
J. W. Korth & Company Limited Partnership

We have audited the accompanying statement of financial condition of J. W. Korth & Company Limited Partnership as of December 31, 2007 and the related statements of income, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC



300 South Pine Island Road, Suite 303 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax. 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 24,609 |
| Cash reserved for the exclusive benefit of customers | 2,000 |
| Deposit with clearing broker | 100,000 |
| Due from clearing brokers | 145,617 |
| Securities owned, at fair market value | 72,490 |
| Prepaid expense | 30,005 |
| Total Current Assets | 374,721 |
| **PROPERTY AND EQUIPMENT** | |
| Property and equipment | 18,265 |
| Less: Accumulated depreciation | (3,482) |
| Net Property and Equipment | 14,783 |
| **OTHER ASSETS** | |
| Security deposits | 11,590 |
| Goodwill | 110,000 |
| Total Other Assets | 121,590 |
| **TOTAL ASSETS** | $511,094 |

## LIABILITIES AND PARTNERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable and accrued expenses | $ 28,537 |
| Commissions payable | 69,359 |
| Total Current Liabilities | 97,896 |
| **PARTNERS' EQUITY** | 413,198 |
| **TOTAL LIABILITIES AND PARTNERS' EQUITY** | $511,094 |

The accompanying notes are an integral
part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **REVENUES** | |
| Trading profits | $1,124,058 |
| Commissions | 69,692 |
| Unrealized gains/(losses) | (51,477) |
| Miscellaneous | 36,029 |
| Total Revenues | 1,178,302 |
| **EXPENSES** | |
| Salaries | 231,560 |
| Commissions | 449,190 |
| Employee benefits | 19,453 |
| Taxes | 53,128 |
| Outside services | 14,975 |
| Clearing costs | 90,209 |
| Professional fees | 39,661 |
| Communications | 57,704 |
| Rent | 66,421 |
| Licenses and registrations | 2,925 |
| Dues and subscriptions | 77,386 |
| Office | 52,950 |
| Insurance | 5,846 |
| Advertising | 35,620 |
| Depreciation | 3,482 |
| Total Expenses | 1,200,510 |
| Loss From Operations | (22,208) |
| **OTHER INCOME** | |
| Interest income | 31,186 |
| **NET INCOME** | $ 8,978 |

The accompanying notes are an integral part of these financial statements.

# J. W. KORTH & COMPANY LIMITED PARTNERSHIP
## STATEMENT OF CHANGES IN PARTNERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | General Partner | Limited Partners | Total |
|---|---|---|---|
| Balances – January 1, 2007 | $ 399,448 | $203,285 | $602,733 |
| Contributions from partners | 125,000 | 62,500 | 187,500 |
| Distributions to partners | (386,013) | | (386,013) |
| Net income | 7,914 | 1,064 | 8,978 |
| BALANCES - DECEMBER 31, 2007 | $ 146,349 | $266,849 | $ 413,198 |

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 8,978 |
| Adjustments to reconcile net income to | |
| net cash provided by operating activities: | |
| Depreciation | 3,482 |
| Decrease in deposit with clearing broker | 616 |
| Increase in amount due from clearing broker | (95,159) |
| Decrease in securities owned, at fair market value | 339,467 |
| Increase in prepaid expenses | (19,805) |
| Increase in security deposits | (11,590) |
| Increase in accounts payable and accrued expenses | 22,282 |
| Decrease in securities sold, not yet purchased | (985) |
| Increase in commissions payable | 69,359 |
| Total Adjustments | 307,667 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 316,645 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchases of property and equipment | (3,265) |
| Acquisition of Cambridge Group Investments, Ltd. | (110,000) |
| Acquisition of Cambridge Group Investments, Ltd. – Purchase of property and equipment | (15,000) |
| NET CASH USED IN INVESTING ACTIVITIES | (128,265) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Capital contributions from partners | 187,500 |
| Distributions to partners | (386,013) |
| NET CASH USED IN FINANCING ACTIVITIES | (198,513) |
| NET DECREASE IN CASH | (10,133) |
| CASH -- January 1, 2007 | 34,742 |
| CASH – December 31, 2007 | $ 24,609 |

The accompanying notes are an integral
part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

J. W. Korth & Company Limited Partnership (the "Partnership") was organized under the Michigan Revised Uniform Limited Partnership Act, as amended, for the purpose of operating as a full service investment banking firm. The general partner and limited partners share in the profits and losses of the Partnership in proportion to their respective interests in the Partnership, except for guaranteed payments to the general partner. A limited partner's loss is limited to the amount of his or her investment. Unless sooner terminated by law or as provided in the Limited Partnership Agreement, the Partnership will terminate on December 31, 2040.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis. The risk of loss on unsettled transactions is the same as settled transactions and relates to the customer's or broker's inability to meet the terms of their contract. Securities owned and sold, not yet purchased, are valued at market and unrealized gains and losses are included in net income.

Goodwill

In accordance with Statements of Financial Accounting Standards No. 142, goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. During the year ended December 31, 2007, there were no changes in the carrying amount of goodwill.

Income Taxes

No provision for income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or loses are proportionately allocated to the partners based upon their ownership interests.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is determined using straight-line and accelerated methods based on useful lives of five to seven years.

NOTE 2 - CASH RESERVE FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $2,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2007, the Partnership's "Net Capital" was $243,196, which was $6,804 below its required net capital of $250,000. The ratio of "Aggregate Indebtedness" to "Net Capital" should not exceed 15 to 1. At December 31, 2007, the Partnership's ratio was .40 to 1.

The Partnership disagrees with the Financial Industry Regulatory Authority's ("FINRA") interpretation of their $250,000 net capital requirement, and believes it should be $100,000. The Partnership has requested the Securities and Exchange Commission to determine whether the net capital requirement should be $100,000 or $250,000.

NOTE 4 - COMMITMENTS

The Partnership leases office space in Miami, Florida under an operating lease that expires on October 31, 2008. The future minimum lease payment for the period January 1, 2008 to October 31, 2008 is $18,000.

The Partnership leases office space in East Lansing, Michigan under an operating lease that expires on March 31, 2008. The future minimum lease payment for the period January 1, 2008 to March 31, 2008 is $5,544.

The Partnership leases office space in Orlando, Florida under an operating lease that expired December 14, 2007. The Partnership has opted to extend the lease on a month-to-month basis through December 31, 2007. Effective January 1, 2008, the Partnership entered into a new operating lease that expires December 31, 2008. The future minimum lease payment for the period January 1, 2008 to December 31, 2008 is $19,200.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash investments and positions held in securities.

NOTE 5 - CONCENTRATION OF CREDIT RISK (Continued)

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

Sales of securities sold, not yet purchased, represent an obligation of the Partnership to deliver specified securities at a predetermined date and price. The Partnership is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts due to broker are secured by the underlying investments held by the Partnership.

The Partnership maintains a cash balance in a financial institution located in Michigan. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Partnership had no uninsured cash balances in financial institutions.

The FINRA requires the Partnership to maintain a reserve account for the exclusive benefit of its customers. The funds are currently being held in a checking account at a financial institution in Miami, Florida.

NOTE 6 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 7 - ACQUISITION OF CAMBRIDGE GROUP INVESTMENTS, LTD.

Effective January 29, 2007, the Partnership acquired substantially all of the assets of Cambridge Group Investments, Ltd. for a total purchase price of $125,000. The purchase was accounted for by the purchase method, whereby the acquired assets assumed from the purchased corporation were recorded by the Partnership at their fair market value. The excess of the amount paid over the fair value of the identifiable assets was $110,000, and is reflected on the balance sheet as goodwill.

SUPPLEMENTARY INFORMATION

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

| | |
|---|---|
| NET CAPITAL | |
| Total partners' equity qualified for net capital | $413,198 |
| Allowable liabilities subordinated to claims of general creditors | 0 |
| Total Equity Capital and Allowable Subordinated Liabilities | 413,198 |
| DEDUCTIONS AND/OR CHARGES | |
| Non-allowable assets | 166,378 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 246,820 |
| HAIRCUTS ON SECURITIES | 3,624 |
| NET CAPITAL | 243,196 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS: | |
| Minimum dollar net capital requirement of reporting broker or dealer | 250,000 |
| EXCESS NET CAPITAL /(DEFICIT) | $ (6,804) |
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable and accrued expenses | $97,896 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .40 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2007): | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $232,089 |
| Decrease in non-allowable assets | (1,600) |
| Aggregate adjustments | 12,693 |
| Increase in calculation of haircuts | 14 |
| NET CAPITAL PER ABOVE | $243,196 |

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Partnership had no liability subordinated to claims of general creditors as of January 1, 2007. In addition, there were none in existence during the year ended December 31, 2007 and, accordingly, there are no changes to report.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

J. W. Korth & Company Limited Partnership is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Partnership did not hold customers' funds or securities. J. W. Korth & Company Limited Partnership was in compliance with the conditions of exemption.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

As of December 31, 2007, J. W. Korth & Company Limited Partnership had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
*Certified Public Accountants and Consultants*

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borsman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2008

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

General and Limited Partners
J. W. Korth & Company Limited Partnership
Miami, FL

In planning and performing our audit of the financial statements of J.W. Korth & Company Limited Partnership (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of



300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.645.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in control activities and their operation that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of J.W. Korth and Company Limited Partnership as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 19, 2008. The material weaknesses involved deficiencies in the internal control activities designed to monitor the daily net total of positions held by the Partnership, capital contributions from partners, distributions to partners, prepaid expenses and the computation of net capital, which resulted in violation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Partnership is now calculating its net capital daily and contributed additional capital to the Partnership. In addition, the Partnership disagrees with the Financial Industry Regulatory Authority's ("FINRA") interpretation of their $250,000 net capital requirement, and believes it should be $100,000. The Partnership has requested the Securities and Exchange Commission to determine whether the net capital requirement should be $100,000 or $250,000.

J.W. Korth & Company Limited Partnership
February 19, 2008
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN
WEINSTEIN & POOLE, LLC



GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
*Certified Public Accountants and Consultants*

END